February 27, 2020

Amir Adnani
President and Chief Executive Officer
Uranium Energy Corp.
1030 West Georgia Street, Suite 1830
Vancouver, British Columbia, Canada, V6E 2Y3

       Re: Uranium Energy Corp.
           Registration Statement on Form S-3
           Filed February 21, 2020
           File No. 333-236571

Dear Mr. Adnani:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:    Thomas J. Deutsch, Esq.